

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2012

Via E-mail
Bohn H. Crain
Chief Executive Officer
Radiant Logistics, Inc.
405 114th Avenue S.E.
Bellevue, WA 98004

> **Re: Radiant Logistics, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed April 3, 2012**
> **File No. 333-179868**

Dear Mr. Crain:

We have reviewed your responses to the comments in our letter dated March 23, 2012 and have the following additional comments.

General

1. We note your response to our prior comment 1. We disagree, however, with your argument that you can omit the number of shares registered for resale or the list of selling stockholders in the Selling Stockholders section if you rely on General Instruction I.B.3 to Form S-3. Rule 430B(b) permits omission of the number of shares registered for resale and the list of selling shareholders "for primary offerings pursuant to General Instruction I.B.1." Please revise throughout the prospectus to include the number of shares registered for resale and include the list of selling stockholders in the Selling Stockholders section. We also note that your registration fee should be based on Rule 457(a) as opposed to Rule 457(o). Please advise or revise accordingly.

Exhibit 5.1

2. We note your response to our prior comment 6 and reissue. Because you are required to identify the selling stockholders in the registration statement, please have counsel delete assumption in subsection (5) in the last paragraph on page 2 of the opinion as the shares being registered for resale have already been issued.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3324 with any questions.

Sincerely,

/s/ John Stickel

John Stickel
Attorney-Advisor

cc: via E-mail
        Stephen M. Cohen, Esq.